Agricore United

RECEIVED
2005 AUG 16 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 12, 2005

05010471

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
    - August 12, 2005 - (Press Release – Agricore United Announces Competition Act Filing in Respect of Terminal Sale)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED ANNOUNCES COMPETITION ACT FILING IN RESPECT OF TERMINAL SALE

August 12, 2005 (Winnipeg) – On May 6, 2005, Agricore United announced that it had signed an agreement for the sale of the former United Grain Growers Limited terminal elevator in Vancouver, British Columbia to Terminal One Vancouver Ltd. ("Terminal One"). The sale was entered into pursuant to a consent agreement between Agricore United and the Commissioner of Competition (the "Commissioner") dated October 17, 2002, in connection with the merger of United Grain Growers Limited and Agricore Cooperative Ltd. to form Agricore United. The consent agreement requires Agricore United to offer to divest the terminal elevator.

On July 29, 2005, Agricore United reported that the transaction with Terminal One was not expected to close by the original August 1, 2005 closing date, but that both parties were continuing to work diligently to complete a transaction as early as practicable.

Each of Agricore United and Terminal One have since requested the Commissioner extend the timeframe allowed for the parties to conclude a transaction. The Commissioner has denied these requests. As a result, Agricore United has filed an application with the Competition Tribunal seeking, among other things, an order pursuant to section 106 of the *Competition Act* rescinding the consent agreement between the Commissioner and Agricore United.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

Murdoch MacKay
Vice-President, Operations
Agricore United
(204) 944-5648
mmackay@agricoreunited.com